UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
April 2023

Commission file number: 001-39721

NEOGAMES S.A.
(Translation of registrant’s name into English)

63-65, Rue De Merl
L-2146 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

Departure of Director

On April 14, 2023, Lisbeth McNabb notified the Board of Directors (the “Board”) of Neogames S.A. (the “Company”) of her resignation as a member of the Board effective April 21, 2023 (the “Effective Date”). Ms. McNabb, who was appointed in January 2021 as a non-voting member in an observer capacity and has served as a voting member of the Board since May 2021, also served as chair of the Audit Committee and as a member of the Compensation Committee and Nominating and Corporate Governance Committee. Ms. McNabb's resignation was not a result of any disagreement with the Company’s policies or practices. The Board accepted Ms. McNabb’s resignation and thanked her for her dedicated service to the Company.

The Board has appointed John E. Taylor, Jr. as chair of the Audit Committee as of the Effective Date and determined that Mr. Taylor qualifies as “audit committee financial expert” under the rules of the Securities and Exchange Commission. The Company is actively searching for an additional independent director for its Audit Committee and expects to fill the current vacancy and appoint a third independent director to the Audit Committee as soon as possible.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOGAMES S.A.

By:	/s/ Moti Malul
Name: Moti Malul
Title: Chief Executive Officer

Date: April 18, 2023